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                                                  Filed by Rainforest Cafe, Inc.
                               Pursuant to Rule 425 under Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company: Rainforest Cafe, Inc.
                                                     Commission File No. 0-27366

THE FOLLOWING IS A LETTER TO SHAREHOLDERS DISSEMINATED BY RAINFOREST CAFE ON APRIL 6, 2000:


                              RAINFOREST CAFE, INC.
                             720 South Fifth Street
                            Hopkins, Minnesota 55343


                                                                   April 5, 2000

Dear Fellow Shareholders:

         Your vote on the Rainforest/Landry's merger is extremely important. In fact, it could be crucial to obtaining true value for your shares of Rainforest stock. With your support - and your vote "FOR" the merger on the enclosed WHITE proxy card - we can bring this transaction to a quick and successful conclusion for the benefit of all shareholders. The Special Meeting, scheduled to be held on April 18th, is rapidly approaching. We urge you to sign, date and mail your WHITE proxy card today.

                         LEADING PROXY ADVISORY SERVICE
                            URGES SUPPORT FOR MERGER

         The benefits of the merger to Rainforest shareholders have been recognized by Institutional Shareholder Services (ISS), the nation's leading independent proxy advisory firm. A few days ago, ISS published a report urging its clients, which include more than 700 institutional investors, mutual funds and other fiduciaries, to support the merger. In its report, ISS stated that "...absent a higher offer THE LANDRY'S OFFER REPRESENTS THE BEST ALTERNATIVE TO SHAREHOLDERS. The structure of the merger consideration also allows shareholders to receive stock in the combined entity, which will allow shareholders to participate in any potential synergies that may be generated."

         ISS is a respected independent advisor, and we believe its recommendation carries great weight.


             JOIN WITH OTHER SHAREHOLDERS TO PROTECT YOUR INTERESTS:
                        VOTE FOR THE LANDRY'S MERGER NOW

         I, together with other members of my family and related entities, own approximately 11.5% of Rainforest's stock. Collectively, we hold more shares than any other shareholder and, as shareholders, our interests are the same as yours. I want you to know that I am voting all of my shares in favor of the merger - and I am told that my family and related entities will do the same. If the merger is not approved, we are at significant risk to suffer economically - just as I believe all other shareholders are.





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         In urging you to support the merger, we ask you to keep the following in mind:

- Landry's is Paying Fair Value. The Proxy Statement/Prospectus contained an opinion dated as of February 8, 2000 of Rainforest's financial advisor, U.S. Bancorp Piper Jaffray, which stated that "the Merger Consideration is fair, from a financial point of view, to the shareholders of Rainforest." In addition, based upon Rainforest's recent earnings forecast for fiscal 2000, THE PROPOSED MERGER IS VALUED AT MORE THAN 30 TIMES RAINFOREST'S FORECASTED 2000 EARNINGS, AND REPRESENTS MORE THAN A 25% PREMIUM OVER RAINFOREST'S RECENT TRADING PRICE.

- Ownership of Landry's Stock. In the proposed merger, Rainforest shareholders can elect to receive Landry's stock for up to 65% of their outstanding Rainforest shares. We believe that Landry's stock is currently undervalued and could provide a better shareholder return than would Rainforest stock on a stand-alone basis.

- Future Lease Obligations. Rainforest has entered into long-term lease obligations to build its chain of restaurants, which represent a total liability of approximately $175 million. These obligations must ultimately be paid for and represent a significant liability to Rainforest, with some becoming immediately due if Rainforest closes restaurants. We presently anticipate that at least one restaurant will be closed this year, with possibly five to seven more restaurants closing thereafter.

- Rainforest's Financial Condition. Rainforest recently announced disappointing financial results in two press releases, copies of which have been enclosed in this mailing. In addition, based on its current obligations, Rainforest's cash position is anticipated to fall below $10 million in fiscal 2000 from $35 million at the end of the last fiscal year. Because of the difficult business trends Rainforest is experiencing, Rainforest presently does not have access to third party financing. As a result, our ability to further the development and growth of Rainforest's business as an independent company is significantly restricted.

- Rainforest's Eroding Profit Margin. As described in the enclosed press releases, continued decreases in comparable same store sales, particularly in several of Rainforest's mall locations, are eroding Rainforest's profit margins. These eroding profit margins have been reflected in our recent decrease in forecasted earnings and can be expected to adversely affect the value of Rainforest shares if Rainforest remains as an independent company.




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                           THERE ARE NO BETTER OFFERS

         Throughout 1999, Rainforest considered various strategic business combinations to enhance shareholder value. Since we announced the Landry's transaction approximately two months ago, only one party expressed a possible interest in making an alternative acquisition proposal for Rainforest. However, following a request by Rainforest that such party provide information regarding its identity and background and details as to its ability to finance a transaction, that party withdrew its interest.


                     TIME IS SHORT -- VOTE YOUR SHARES TODAY

         YOUR BOARD OF DIRECTORS UNANIMOUSLY URGES ALL RAINFOREST SHAREHOLDERS TO VOTE "FOR" THE MERGER. Given Rainforest's recent disappointing financial results, we believe that the reasons for the proposed merger are more compelling than ever.

         You can help ensure that the merger is completed by voting "FOR" the merger on the WHITE proxy card. Please sign, date and mail the enclosed WHITE proxy card today in the enclosed postage-prepaid envelope. Your vote is important no matter how many or how few shares you may own.

         We thank you for your continued support.

                                              Sincerely,




                                              Lyle Berman
                                              Chairman of the Board
                                              Chief Executive Officer







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       IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING YOUR SHARES,
                  PLEASE CONTACT RAINFOREST'S PROXY SOLICITOR:

                           INNISFREE M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                            NEW YORK, NEW YORK 10022
                            TOLL FREE: (888) 750-5834